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Exhibit (d)(3)

OPTION TERMINATION AGREEMENT

        THIS OPTION TERMINATION AGREEMENT (this "Termination Agreement"), dated as of September 22, 2004, between Dover Investments Corporation, a Delaware corporation ("Dover"), and Erika T. Kleczek (the "Optionee").

RECITALS:

        WHEREAS, simultaneously with the execution of this Termination Agreement Dover Acquisition Corp. (the "Purchaser") will commence a cash tender offer (the "Offer") to purchase all of the issued and outstanding shares of Class A common stock, par value $.01 per share (the "Class A Stock"), of Dover and Class B common stock. par value $.01 per share (the "Class B Stock"), of Dover (the Class A Stock and the Class B Stock collectively, the "Dover Common Stock") (other than those held by the Purchaser), at a price of $30.50 per share, and if the conditions of the Offer are satisfied, the Purchaser will be merged with and into Dover pursuant to a certificate of ownership and merger;

        WHEREAS, the Purchaser will make the Offer pursuant to an offer to purchase to be delivered to each beneficial owner of Dover Common Stock (the "Offer to Purchase");

        WHEREAS, pursuant to one or more stock option grant agreements (each, a "Stock Option Grant Agreement"), in accordance with Dover's 1990 Stock Option Plan for Non-employee Directors or the 1995 Stock Option Plan (collectively, the "Dover Plans"), Dover has granted the Optionee one or more options (the "Stock Options") to purchase that number of shares of Dover Common Stock set forth on Schedule I hereto (the "Shares"), at the exercise prices per share set forth on Schedule I (as it concerns particular Stock Options, the "Exercise Price");

        WHEREAS, the Optionee has agreed to terminate all the Stock Options in consideration for the payment by Dover of the net amount which the Optionee would have received, from time to time, if the Optionee had exercised her Stock Options and then tendered in the Offer.

        NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby specifically acknowledged, the Optionee agrees to the termination of all the Stock Options on the following terms and conditions:

        1.    General.

          (a)   Each term defined in the Dover Plans shall, when capitalized herein (unless otherwise defined herein), have the same meaning for the purpose of this Termination Agreement as given to it in the Dover Plans. This Termination Agreement shall control if there is any conflict between the Dover Plans (or the applicable Stock Option Grant Agreement) and this Termination Agreement as to all matters provided for in this Termination Agreement.

          (b)   The parties agree that the information set forth in the fourth "Whereas" above is true and correct in all respects.

        2.    Conditional Termination.

          (a)   Subject to the terms of this Termination Agreement, the Optionee hereby irrevocably terminates all of its rights with respect to the Stock Options with respect to all of the Shares.

          (b)   The termination set forth in Section 2(a) is conditional and contingent on consummation of the Offer. If the Offer is consummated, this termination shall become effective immediately upon delivery of the payment of the "Buy-Out Amount" described in Section 3 (the "Effective Time").

        3.    Consideration

          (a)   If the Offer is consummated, Dover shall pay to the Optionee (subject to all applicable withholding amounts described in Section 5), in full and complete satisfaction of all rights of the

  Optionee under or by reason of the Stock Options and the applicable Stock Option Grant Agreement, an amount in cash equal to $30.50 per share subject to the Stock Options less the applicable Exercise Price per share subject to the Stock Options (collectively, the "Buy-Out Amount").

          (b)   Dover shall have no obligation to pay any Buy-Out Amount to the Optionee with respect to any Stock Option exercised by the Optionee between the date hereof and the date the Offer is consummated.

        4.    Failure to Consummate the Offer.    The Optionee recognizes and agrees that Dover's obligations to pay the Buy-Out Amount to the Optionee is subject to the consummation of the Offer by the Purchaser. If the consummation of the Offer does not occur for any reason, Dover shall have no obligation to make any payment of the Buy-Out Amount to the Optionee and each Stock Option and each related Stock Option Grant Agreement (including the vesting schedule) shall be unaffected by this Termination Agreement.

        5.    Withholding.    Because Dover is obligated to withhold an amount presently or an estimated amount in the future on account of any tax (including employment taxes) imposed as a result of the payments in respect of the Stock Options, the Optionee does hereby request that Dover withhold and not issue to the Optionee by virtue of the termination of the Stock Options Dover's federal, state or local tax withholding obligations with respect to the termination of the Stock Options, as reported to the Optionee by Dover.

        6.    Representations.    The Optionee is the beneficial owner and owner of record of the Stock Options free and clear of all liens by or on the part of any person or entity and there are no agreements, arrangements, options, warrants, calls, rights or commitments of any character purporting to sell, assign, convey, pledge, hypothecate or otherwise transfer, in whole or in part, the Stock Options.

        7.    Dover Plans and Offer to Purchase.    The Optionee represents and warrants that he or she has received a copy of the Dover Plan(s) under which the Stock Options are issued, as amended through the date hereof, and also a copy of the Offer to Purchase.

        8.    Termination.    The Optionee may, without prejudice to any other rights, terminate its obligations under this Termination Agreement by notice to Dover if Dover has not paid the Buy-Out Amount by December 31, 2004.

        9.    Successors and Assigns.    This Termination Agreement shall inure to the benefit of and be binding upon each successor and assignee of the Optionee and Dover.

        10.    Governing Law.    This Termination Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws rules thereof.

        11.    Entire Termination Agreement.    This Termination Agreement, together with the Dover Plans and the Stock Option Grant Agreement(s), constitute the entire obligation of the parties hereto with respect to the subject matter hereof and shall supersede any prior expressions of intent or understanding with respect to this termination of the Optionee's Stock Options.

Erika T. Kleczek Optionee	DOVER INVESTMENTS CORPORATION
/s/ Erika T. Kleczek (signature)	By:	/s/ Fredrick M. Weissberg
Name: Frederick M. Weissberg Title: President
Date: September 22, 2004	Date: September 22, 2004

Schedule I

Name of Optionee: Erika T. Kleczek

# of Shares subject to Stock Option	Exercise Price per share	Buy-Out Amount for Vested Stock Options
5,000	$9.375	$105,625.00
10,000	$12.00	$185,000.00
10,000	$11.00	$195,000.00
1,000	$14.25	$16,250.00

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OPTION TERMINATION AGREEMENT